Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless otherwise specified herein, references to “DryShips,” the “Company,” “we,” “us,” and “our” refer to DryShips Inc. and its subsidiaries. The following management’s discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein. This discussion also contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the Securities and Exchange Commission (the “Commission”) on March 1, 2019, and other reports or materials that we file with the Commission. See also the discussion in the section entitled “Forward-Looking Statements” below.
Results of Operations
Three-months ended March 31, 2019 compared to the three-months ended March 31, 2018.
Selected Financial Data
(Expressed in thousands of U.S. Dollars)
	Three-month period ended
	March 31,		Change
REVENUES:	2018	2019	Amount	%
Voyage and time charter revenues	$44,726	$43,080	$(1,646)	(3.7)%
Total Revenues	44,726	43,080	(1,646)	(3.7)%

EXPENSES:
Voyage expenses	6,358	10,505	4,147	65.2%
Vessels operating expenses	18,100	13,403	(4,697)	(26.0)%
Depreciation	6,818	7,337	519	7.6%
General and administrative expenses	7,169	6,820	(349)	(4.9)%
Other, net	(18)	125	143	(794.4)%
Operating income	6,299	4,890	(1,409)	(22.4)%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(5,056)	(4,643)	413	(8.2)%
Interest income	166	975	809	487.3%
Other, net	(183)	230	413	(225.7)%
Total other expenses, net	(5,073)	(3,438)	1,635	(32.2)%

INCOME BEFORE INCOME TAXES	1,226	1,452	226	18.4%
Income taxes	-	(1)	(1)	N/A
NET INCOME ATTRIBUTABLE TO DRYSHIPS INC.	$1,226	$1,451	$225	18.4%

Revenues
Drybulk Carrier segment
Voyage revenues decreased by $4.1 million, or 17.6%, to $19.2 million for the three-month period ended March 31, 2019, as compared to $23.3 million for the three-month period ended March 31, 2018.  The decrease is attributable to lower hire charter rates during the three-month period ended March 31, 2019, which amounted to $2.0 million and to a decrease in total voyage days by 181 days from 1,890 days to 1,709 days during the three-month period ended March 31, 2019, as compared to the same period in 2018.

Tanker segment
Voyage revenues increased by $12.8 million, or 115.3%, to $23.9 million for the three-month period ended March 31, 2019, as compared to $11.1 million for the three-month period ended March 31, 2018. The increase is attributable to higher hire rates during the three-month period ended March 31, 2019, which amounted to $4.8 million and to an increase in total voyage days by 180 days from 360 days to 540 days during the three-month period ended March 31, 2019, as compared to the same period in 2018.
Gas Carrier segment
Voyage revenues amounted to $10.3 million for the three-month period ended March 31, 2018, representing revenues from our four very large gas carriers, or VLGCs, which were sold during the fourth quarter of 2018. No revenues were recorded for the gas carrier segment during the same period in 2019, when no VLGCs were owned or operated by the Company.
Offshore support segment
The offshore support segment did not incur any voyage revenues during the relevant periods due to the laid up condition of all six of our offshore support vessels for the three-month periods ended March 31, 2019 and March 31, 2018, respectively.
Voyage expenses
Drybulk Carrier segment
Voyage expenses increased by $0.2 million, or 10.5%, to $2.1 million for the three-month period ended March 31, 2019, as compared to $1.9 million for the three-month period ended March 31, 2018. The increase is mainly attributed to higher bunker expenses for the three-month period ended March 31, 2019 compared to the three-month period ended March 31, 2018.
Tanker segment
Voyage expenses increased by $ 4.3 million, or 104.9%, to $8.4 million for the three-month period ended March 31, 2019, as compared to $4.1 for the three-month period ended March 31, 2018. The increase is mainly attributed to the increase in the average number of operating vessels from 4.0 vessels during the three-month period ended March 31, 2018 to 6.0 vessels during the three-month period ended March 31, 2019.
Gas Carrier segment
Voyage expenses amounted to $0.4 million for the three-month period ended March 31, 2018, representing expenses from our four VLGCs, which were sold during the fourth quarter of 2018. No voyage expenses were recorded for the gas carrier segment during the same period in 2019, when no VLGCs were owned or operated by the Company.
Offshore support segment
The offshore support segment did not incur any voyage expenses during the relevant periods due to the laid up condition of all six of our offshore support vessels for the three-month periods ended March 31, 2019 and March 31, 2018, respectively.
Vessels operating expenses
Drybulk Carrier segment
Vessels’ operating expenses decreased by $2.0 million, or 17.2%, to $9.6 million for the three-month period ended March 31, 2019, as compared to $11.6 million for the three-month period ended March 31, 2018. The decrease is mainly attributed to the decrease in the average number of operating vessels from 21.0 vessels during the three-month period ended March 31, 2018 to 19.0 vessels during the three-month period ended March 31, 2019.
Tanker segment
Vessels’ operating expenses increased by $0.9 million, or 32.1%, to $3.7 million for the three-month period ended March 31, 2019, as compared to $2.8 million for the three-month period ended March 31, 2018. The increase is mainly attributed to the increase in the average number of operating vessels from 4.0 vessels during the three-month period ended March 31, 2018 to 6.0 vessels during the three-month period ended March 31, 2019.

Gas Carrier segment
Vessels’ operating expenses amounted to $3.4 million for the three-month period ended March 31, 2018, representing expenses from our four VLGCs, which were sold during the fourth quarter of 2018. No vessels’ operating expenses were recorded for the gas carrier segment during the same period in 2019, when no VLGCs were owned or operated by the Company.
Offshore support segment
Vessels’ operating expenses decreased by $0.1 million or by 50.0% to $0.1 million for the three-month period ended March 31, 2019, as compared to $0.2 million for the three-month period ended March 31, 2018. The incurred expenses during the three-month periods ended March 31, 2019 and 2018 were due to the laid up condition of all six of our offshore support vessels. The decrease is attributed to the decrease in the daily laid up budget costs for the three-month period ended March 31, 2019, as compared to the same period in 2018.
Depreciation
Drybulk Carrier segment
Depreciation expenses increased by $1.8 million, or 66.7%, to $4.5 million for the three-month period ended March 31, 2019, as compared to $2.7 million for the three-month period ended March 31, 2018. The increase is mainly attributable to our fleet renewal on June and November 2018 with higher value drybulk carriers resulting in higher average daily depreciation charge.
Tanker segment
Depreciation expenses increased by $0.8 million, or 42.1%, to $2.7 million for the three-month period ended March 31, 2019, as compared to $1.9 million for the three-month period ended March 31, 2018. The increase is mainly attributed to the increase in average number of owned vessels from 4.0 vessels during the three-month period ended March 31, 2018 to 6.0 vessels during the three-month period ended March 31, 2019.
Gas Carrier segment
Depreciation expenses amounted to $2.0 million for the three-month period ended March 31, 2018, representing depreciation charge for our four VLGCs, which were sold during the fourth quarter of 2018. No depreciation expenses were recorded for the gas carrier segment during the same period in 2019, when no VLGCs were owned or operated by the Company.
Offshore support segment
Depreciation expenses decreased by $0.1 million, or by 50.0%, to $0.1 million for the three-month periods ended March 31, 2019, as compared to $0.2 million for the three-month period ended March 31, 2018. The decrease is mainly attributable to the write down of the offshore support vessels’ carrying value to their fair value based on independent valuations as a result of the impairment review performed for the third quarter of 2018.
General and administrative expenses
Drybulk Carrier segment
General and administrative expenses amounted to $4.1 million for the three-month periods ended March 31, 2019 and March 31, 2018, respectively.
Tanker segment
General and administrative expenses increased by $0.1 million, or 8.3%, to $1.3 million for the three-month period ended March 31, 2019, as compared to $1.2 million for the three-month period ended March 31, 2018..

Gas Carrier segment
General and administrative expenses amounted to $0.7 million for the three-month period ended March 31, 2018, representing general and administrative expenses for our four VLGCs, which were sold during the fourth quarter of 2018. No material general and administrative expenses were recorded for the gas carrier segment during the same period in 2019, when no VLGCs were owned or operated by the Company.
Offshore support segment
General and administrative expenses increased by $0.2 million, or 16.7% amounted to $1.4 million for the three-month period ended March 31, 2019, as compared to $1.2 million for the three-month period ended March 31,,2018.
Operating expenses: Other, net
Drybulk Carrier segment
The Drybulk Carrier segment did not incur any material other expenses during the relevant periods.
Tanker segment
The Tanker segment did not incur any other expenses during the relevant periods.
Gas Carrier segment
The Gas Carrier segment did not incur any material other expenses during the relevant periods.
Offshore support segment
The Offshore support segment did not incur any material other expenses during the relevant periods.
Interest and finance costs
Drybulk Carrier segment
Interest and finance costs slightly increased by $0.1 million, or by 3.4%, to $3.0 million for the three-month period ended March 31, 2019, as compared to $2.9 million for the three-month period ended March 31, 2018. Interest and finance costs we incurred during the three-month period ended March 31, 2019, are mainly attributed to our secured credit facilities, financing arrangements and finance lease agreements that we entered during 2018 in connection with our fleet renewal, as compared to the relevant period in 2018, where interest and finance costs were mainly attributed to the full repayment of the Loan Facility Agreement with Sierra Investments Inc., an entity that may be deemed to be owned by Mr. George Economou, our Chairman and Chief Executive Officer.
Tanker segment
Interest and finance costs increased by $0.9 million, or by 128.6%, to $1.6 million for the three-month period ended March 31, 2019, as compared to $0.7 million for the three-month period ended March 31, 2018. Interest and finance costs we incurred during the three-month period ended March 31, 2019 are mainly attributed to (i) the secured credit facility dated January 24, 2018, (ii) the secured credit facility assumed on June 8, 2018 and (iii) the secured credit facility assumed on December 14, 2018, as compared to the relevant period in 2018, where interest and finance costs were attributed only to the secured credit facility dated January 24, 2018.
Gas Carrier segment
The Gas Carrier segment did not incur any material interest and finance costs during the three-month period ended March 31, 2019, due to the disposal of our four VLGCs in the fourth quarter of 2018 with the full repayment of the then outstanding balance of our secured credit facility dated June 22, 2017. Interest and finance costs amounted to $1.5 million for the three-month period ended March 31, 2018, representing interest and finance costs from the secured credit facility dated June 22, 2017.
Offshore support segment
The Offshore support segment did not incur any material interest and finance costs during the relevant periods.

Interest income
Drybulk Carrier segment
Interest income amounted to $1.0 million for the three-month period ended March 31, 2019, as compared to $0.1 million for the same period in 2018. The increase is due to increased cash balances during the three-month period ended March 31, 2019, as compared to the same period in 2018.
Tanker segment
The Tanker segment did not earn any material interest income during the three-month period ended March 31, 2019. Interest income amounted to $0.1 million for the three-month period ended March 31, 2018.
Gas Carrier segment
The Gas Carrier segment did not earn any material interest income during the relevant periods.
Offshore support segment
The Offshore support segment did not earn any material interest income during the relevant periods.
Other income/(expenses): Other, net
Drybulk carrier segment
The Drybulk carrier segment incurred a gain of $0.2 million for the three-month period ended March 31, 2019, as compared to a loss of $0.2 million for the same period in 2017.
Tanker segment
The Tanker segment did not incur any material gains or losses during the relevant periods.
Gas Carrier segment
The Gas Carrier segment did not incur any material gains or losses during the relevant periods.
Offshore support segment
The Offshore support segment did not incur any material gains or losses during the relevant periods.
Liquidity
As of March 31, 2019, we had cash and cash equivalents of $136.1 million and $15.0 million of restricted cash. Restricted cash includes (i) cash collateral required under our secured credit facilities, (ii) retention accounts that can only be used to fund the secured credit facilities’ installments coming due and (iii) minimum liquidity collateral requirements or minimum required cash deposits, as defined in our secured credit facilities and financing arrangements.
Our cash and cash equivalents and restricted cash decreased by $5.8 million, or 3.7%, to $151.1 million as of March 31, 2019, compared to $156.9 million as of December 31, 2018. The decrease in our cash and cash equivalents and restricted cash was mainly due to credit facilities’, financing arrangements and finance lease repayments of $8.5 million, repurchase of common stock of $2.4 million, prepayments for vessels improvements of $3.0 million which were partially offset by the cash provided by operating activities of $8.1 million.
Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the markets in which we operate deteriorate or worsen, or should we experience poor results in our operations, cash flow from operations may be reduced. Our access to debt and equity markets may be reduced or closed due to a variety of events, including a credit crisis, credit rating agency downgrades of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry.

Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish, grow and maintain the quality of our fleet, comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make principal repayments and interest payments on outstanding loan facilities and pay dividends and other corporate purposes.
As of March 31, 2019, we had total indebtedness of $356.6 million under our secured credit facilities, our financing arrangements and finance lease agreements, excluding unamortized financing fees.
Please refer to the discussion on Long-term Debt and Finance Lease Liability (Due to Related party) as detailed in Notes 4, 11, 12 of our Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Commission on March 1, 2019 and Notes 4, 9, 10 of the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2019 included herein, for more information.
Cash flow
Net cash provided by operating activities was $8.1 million for the three-month period ended March 31, 2019. In determining net cash provided by operating activities for the three-month period ended March 31, 2019, net income was adjusted for the effects of certain non-cash items including $7.3 million of depreciation and $0.1 million of amortization of deferred financing costs. The Company had net cash outflows from changes in operating assets and liabilities of approximately $0.8 million for the three-month period ended March 31, 2019. Net cash used in operating activities was $4.6 million for the three-month period ended March 31, 2018.
Net cash used in investing activities was $3.0  million for the three-month period ended March 31, 2019, mainly due to outflows in connection with prepayments for vessels improvements. Net cash used in investing activities was $0.3 million for the three-month period ended March 31, 2018.
Net cash used in financing activities was $10.9 million for the three-month period ended March 31, 2019, consisting of credit facilities’, financing arrangements and finance lease repayments of $8.5 million and repurchase of common stock of $2.4 million. Net cash provided by financing activities was $62.8 million for the three-month period ended March 31, 2018.
Financing activities
Long-term debt and finance lease liability
As of March 31, 2019, we were in compliance with the financial covenants contained in our secured credit facilities, financing arrangements and finance lease agreements.
We plan to pay long-term debt installments and interest with cash on hand, cash expected to be generated from operations, bank debt, financing arrangements and equity offerings or a combination thereof. However, if these sources are insufficient to satisfy our long-term debt installments and interest, we may need to seek alternative sources of financing and/or modifications of our existing credit facilities and financing arrangements. There is no assurance that we will be able to obtain any such financing or modifications to our existing credit facilities and financing arrangements on terms acceptable to us, or at all.
The annual principal payments for our credit facilities and financing arrangements required to be made after March 31, 2019, including balloon payments, totaling $285.7 million, are as follows:
Total (in thousands)
Due through March 31, 2020	$45,980
Due through March 31, 2021	22,908
Due through March 31, 2022	22,908
Due through March 31, 2023	71,208
Due through March 31, 2024	64,062
Thereafter	58,626
Total principal payments	285,692
Less: Financing fees	(2,053)
Total debt	$283,639

As part of our three bareboat charter agreements dated November 19, 2018, we also provided a guarantee contained into the three bareboat charter agreements pursuant to the terms of which we guarantee the obligations arising in respect of the hull cover ratio covenant under the existing secured credit facilities of the vessels Conquistador, Pink Sands and Xanadu, expiring from April 2028 to February 2029 and amounted to $91.5 million as March 31, 2019. The following table summarizes Company’s contractual finance lease obligations as of March 31, 2019:
Total (in thousands)
Due through March 31, 2020	$8,940
Due through March 31, 2021	8,672
Due through March 31, 2022	8,387
Due through March 31, 2023	8,111
Due through March 31, 2024	7,835
Thereafter	49,513
Total contractual obligation	$91,458

Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements.
Recent developments
Netadola Acquisition
On May 3, 2019, we agreed to acquire from an entity that may be deemed to be beneficially owned by our Chairman and CEO, Mr. George Economou, one Newcastlemax drybulk carrier built in 2017, for a purchase price of approximately $50.0 million. The purchase price was based on the average fair market value of the vessel, as determined by independent third party broker valuations, and the transaction was unanimously approved by our board and a special committee of independent and disinterested directors. The transaction is expected to close by May 31, 2019.
The purchase includes existing financing in place and will be effected by way of a long-term bareboat charter party with purchase obligation. The vessel is expected to be delivered to us in the second quarter of 2019 and in connection with the transaction, an entity that may be deemed to be beneficially owned by Mr. George Economou, has also agreed to time charter the vessel on an index-linked time charter of flexible duration, with the option for us to convert this index-linked time charter to fixed rate charter.
TMS Dry Ltd. has agreed to manage the vessel on the same terms that it manages other of our vessels but will forgo all commissions effective under the respective management agreement in connection with the aforementioned vessel purchase.
Common Stock Repurchase Program
As of May 15, 2019, we have not repurchased any additional shares of our common stock since our last update. Under the previously announced new stock repurchase program, we may repurchase up to $12.8 million of our outstanding common shares by October 29, 2019.
Future Proofing of the Company’s Fleet
During 2019, we have scheduled and started implementing an overall "future proofing plan" for our fleet by performing dry-dockings, installation of scrubbers and installation of ballast water systems. As a result, we expect in 2019 and 2020 to incur approximately between 1,100-1,300 off-hire days for a total estimated cost of approximately $80.0 million-$100.0 million.

2019 Annual General Meeting of Shareholders
On May 15, 2019, our board of directors resolved that our 2019 Annual General Meeting of Shareholders (the “Annual Meeting”) be held at the offices of DryShips Management Services Inc. located at 109 Kifisias Avenue & Sina Street, GR 151 24, Marousi, Athens, Greece on Monday, July 22, 2019 at 4:00 p.m., local time. Our board of directors fixed the close of business on Monday, June 10, 2019 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournments or postponements thereof. Formal notice of the Annual Meeting and our proxy statement are expected to be sent to shareholders on or before Monday, July 1, 2019.
Significant Accounting policies
A discussion of our significant accounting policies can be found in our Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Commission on March 1, 2019.
Changes in Accounting Policies
Other than those disclosed in the interim condensed consolidated financial statements, there have been no material changes to these policies in the three-month period ended March 31, 2019.
FORWARD-LOOKING STATEMENTS
The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and we are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “will,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” and “expect” reflect forward-looking statements.
All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:
•	our future operating or financial results;
•	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;
•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flow for our operations;
•	our continued borrowing availability under our credit facilities, financing arrangements and finance lease agreements and compliance with the covenants contained;
•	our leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future;
•	our ability to successfully employ our existing and newbuild drybulk, tanker, and offshore support vessels, as applicable;
•
our future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	statements about drybulk, tanker and offshore support market trends, charter rates and factors affecting supply and demand;
•	our expectations regarding the availability of vessel acquisitions; and
•	anticipated developments with respect to pending litigation and governmental proceedings.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies; general market conditions, including changes in charter rates, utilization of vessels and vessel values; failure of a seller or shipyard to deliver one or more vessels; failure of a buyer to accept delivery of one or more vessels; inability to procure acquisition financing; repudiation, nullification, termination, modification or renegotiation of our contracts; default by one or more customers; changes in demand for drybulk commodities, oil or petroleum products; changes in demand that may affect attitudes of time charterers; scheduled and unscheduled drydocking; changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs; complications associated with repairing and replacing equipment in remote locations; limitations on insurance coverage, such as war risk coverage, in certain areas; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; changes in governmental rules and regulations, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues; legal and regulatory matters, including results and effects of legal proceedings; customs and environmental matters; domestic and international political conditions; potential disruption of shipping routes due to accidents; international hostilities and political events or acts by terrorists; and other factors listed from time to time in reports, registration statements and other materials that we file with the Commission, including our most recently filed Annual Report on Form 20–F for the year ended December 31, 2018.

DRYSHIPS INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Consolidated Balance Sheets
As of December 31, 2018 and March 31, 2019 (unaudited)
(Expressed in thousands of U.S. Dollars – except for share)

	December 31,	March 31,
	2018	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 3)	$141,851	$136,109
Restricted cash (Note 3)	20	20
Trade accounts receivable, net of allowance for doubtful receivables of $306 and $227 at December 31, 2018 and March 31, 2019, respectively (Note 15)	13,713	17,030
Due from related parties (Note 4)	27,864	27,046
Prepayments and advances	708	606
Other current assets (Note 5)	13,758	11,570
Total current assets	197,914	192,381

FIXED ASSETS, NET:
Vessels, net (Notes 4, 6)	755,332	747,995
Total fixed assets, net	755,332	747,995

OTHER NON-CURRENT ASSETS:
Investment in affiliate (Notes 8, 11)	34,000	34,000
Available for sale debt securities (Note 11)	4,961	4,893
Restricted cash (Note 3)	15,010	15,010
Other non-current assets (Note 7)	4,088	7,060
Total other non-current assets	58,059	60,963
Total assets	$1,011,305	$1,001,339

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred finance costs (Note 9)	$38,795	$45,456
Accounts payable and other current liabilities	5,844	3,622
Accrued liabilities (Note 4)	3,387	5,445
Due to related parties (Notes 4, 10)	5,796	5,868
Deferred revenue (Note 15)	1,776	491
Total current liabilities	55,598	60,882

NON-CURRENT LIABILITIES
Long-term debt, net of deferred finance costs (Note 9)	251,288	238,183
Due to related parties (Notes 4, 10)	66,690	65,282
Total non-current liabilities	317,978	303,465

COMMITMENTS AND CONTINGENCIES (Note 14)

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2018 and March 31, 2019; 100,000,000 shares designated as Series A Convertible preferred stock; 100,000,000 shares designated as Series B Convertible preferred stock, 10,000 shares designated as Series C Convertible Preferred stock, 3,500,000 shares designated as Series D Preferred stock, 50,000 shares designated as Series E-1 Convertible Preferred Stock, and 50,000 shares designated as Series E-2 Convertible Preferred Stock; 0 shares of Series A Convertible Preferred stock,0 shares of Series B Convertible Preferred stock, 0 shares of Series C Convertible Preferred stock; 0 shares of Series D Preferred stock, 0 shares of Series E1 Convertible Preferred stock and 0 shares of Series E2 Convertible Preferred stock issued and outstanding at December 31, 2018 and March 31, 2019, respectively
	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2018 and March 31, 2019; 104,274,708 shares issued at December 31, 2018 and March 31, 2019; 87,232,028 and 86,886,627 shares outstanding at December 31, 2018 and March 31, 2019, respectively (Notes 12)	1,043	1,043
Treasury stock; $0.01 par value; 17,042,680 and 17,388,081 shares at December 31, 2018 and March 31, 2019, respectively (Note 12)	(85,378)	(87,498)
Additional paid-in capital	4,067,124	4,067,124
Accumulated other comprehensive loss (Note 11)	(39)	(107)
Accumulated deficit	(3,345,021)	(3,343,570)
Total equity	637,729	636,992
Total liabilities and stockholders’ equity	$1,011,305	$1,001,339

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the three-month periods ended March 31, 2018 and 2019
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Three-month period ended March 31,
	2018	2019
REVENUES:
Voyage and time charter revenues	$44,726	$43,080
Total Revenues (Notes 4, 15)	$44,726	$43,080

OPERATING EXPENSES/(INCOME):
Voyage expenses (Notes 4, 15)	6,358	10,505
Vessels’ operating expenses	18,100	13,403
Depreciation (Note 6)	6,818	7,337
General and administrative expenses (Note 4)	7,169	6,820
Other, net	(18)	125
Operating income	6,299	4,890

OTHER INCOME / (EXPENSES):
Interest and finance costs (Notes 4, 16)	(5,056)	(4,643)
Interest income	166	975
Other, net	(183)	230

Total other expenses, net	(5,073)	(3,438)

INCOME BEFORE INCOME TAXES	1,226	1,452

Income taxes (Note 19)	-	(1)

NET INCOME	$1,226	$1,451

NET INCOME ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS (Note 18)	$1,226	$1,451

EARNINGS PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 18)	$0.01	$0.02
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 18)	103,682,222	86,899,873
Dividends declared per share (Note 12)	$0.02	$-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income
For the three-month periods ended March 31, 2018 and 2019
(Expressed in thousands of U.S. Dollars)

	Three-month period ended March 31,
	2018	2019
- Net income	$1,226	$1,451
Other comprehensive loss:
- Unrealized losses associated with the change in fair value of investment in available for sale debt securities (Note 11)	-	(68)

Other comprehensive loss	$-	$(68)

Comprehensive income attributable to DryShips Inc.	$1,226	$1,383

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity
For the three-month periods ended March 31, 2018 and 2019
(Expressed in thousands of U.S. Dollars – except for share data)

	Common stock		Treasury stock
	Shares	Par value	Shares	Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated deficit	Total DryShips Stockholders Equity
Balance December 31, 2017	104,274,708	$1,043	—	$—	$4,066,083	$—	$(3,360,090)	$707,036
- Adoption of revenue and lease recognition accounting policy adjustment (Note 1)	—	—	—	—	—	—	(1,711)	(1,711)
- Net income	—	—	—	—	—	—	1,226	1,226
- Amortization of stock based compensation (Note 13)	—	—	—	—	173	—	—	173
-Common stock repurchase program (Note 12)	—	—	(2,816,445)	(11,282)	—	—	—	(11,282)
-Dividends paid	—	—	—	—	—		(2,500)	(2,500)
Balance March 31, 2018	104,274,708	$1,043	(2,816,445)	$(11,282)	$4,066,256	$—	$(3,363,075)	$692,942

	Common stock		Treasury stock
	Shares	Par value	Shares	Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated deficit	Total DryShips Stockholders Equity
Balance December 31, 2018	104,274,708	$1,043	(17,042,680)	$(85,378)	$4,067,124	$(39)	$(3,345,021)	$637,729
- Net income	—	—	—	—	—	—	1,451	1,451
- Other comprehensive loss	—	—	—	—	—	(68)	—	(68)
-Common stock repurchase program (Note 12)	—	—	(345,401)	(2,120)	—	—	—	(2,120)
Balance March 31, 2019	104,274,708	$1,043	(17,388,081)	$(87,498)	$4,067,124	$(107)	$(3,343,570)	$636,992

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2018 and 2019
(Expressed in thousands of U.S. Dollars)

	Three-month period ended March 31,
	2018	2019

Net Cash Provided by/(Used in) Operating Activities	$(4,560)	$8,167

Cash Flows from Investing Activities:
Prepaid vessels’ improvements	-	(2,972)
Fixed assets additions	(324)	-
Net Cash Used in Investing Activities	(324)	(2,972)

Cash Flows from Financing Activities:
Payments of finance lease liabilities	-	(1,951)
Proceeds from long-term debt	155,000	-
Principal payments and prepayments of long-term debt	(76,886)	(6,584)
Repurchase of common stock	(11,282)	(2,402)
Dividends paid	(2,500)	-
Payment of financing costs, net	(1,497)	-
Net Cash Provided by/(Used in) Financing Activities	62,835	(10,937)

Net increase / (decrease) in cash and cash equivalents and restricted cash	57,951	(5,742)
Cash and cash equivalents and restricted cash at beginning of year	30,226	156,881

Cash and cash equivalents and restricted cash at end of year	$88,177	$151,139

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
Interest, net of amount capitalized	$(2,343)	$(3,873)

Non cash investing activities:
Fixed Assets additions (Note 4)	$(5)	$-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
1.	Basis of Presentation and General Information:
The accompanying unaudited interim condensed consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the “Company” or “DryShips”). DryShips was formed on September 9, 2004 under the laws of the Republic of the Marshall Islands. The Company is a diversified owner and operator of ocean going cargo vessels.
In August 2017, the Company acquired all the outstanding shares of an entity that holds a 49% interest in Heidmar Holdings LLC (“Heidmar”), a leading commercial tanker pool operator (Note 4). As of August 29, 2017, Heidmar was considered an affiliated entity of the Company (Notes 4, 8). As of March 31, 2019, the Company holds a 49.8% interest in Heidmar.
The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) required for interim financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC on March 1, 2019.
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and include the accounts and operating results of DryShips, its wholly-owned subsidiaries and its affiliates.
In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented.  Operating results for the three-month period ended March 31, 2019 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2019.
Adoption of new revenue and lease guidance
On January 1, 2018, the Company adopted ASU 2014-09, “Revenue from Contracts with Customers” (ASC 606), as amended, and elected to apply the modified retrospective method only to contracts that were not completed at January 1, 2018, the date of initial application. Under the new guidance, the Company changed its recognition method of revenue from voyage charters from the discharge-to-discharge method to the loading-to-discharge method. In addition, under the new guidance, the Company began to recognize an asset for contract fulfillment costs.
The Company elected to early adopt ASU No. 2016-02, “Leases” (ASC 842), as amended, in the fourth quarter of 2018 with adoption reflected as of January 1, 2018, the beginning of the annual period in accordance with ASC 250, using the modified retrospective method, and elected to apply the additional and optional transition method to existing leases at the beginning of the period of adoption of January 1, 2018. Under the new guidance, the Company elected certain practical expedients which allowed the Company’s existing lease arrangements, in which it was a lessor, classified as operating leases under ASC 840 to continue to be classified as operating leases under ASC 842. The Company did not have any lease arrangements in which it was a lessee at the adoption date. In addition, the Company made an accounting policy election to recognize an asset for contract fulfillment costs.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
1.	Basis of Presentation and General Information - continued:
The cumulative effect of initially applying the new revenue recognition and lease guidance to the consolidated financial statements on January 1, 2018 was as follows:

Consolidated Balance Sheets	December 31, 2017	Cumulative effect from adopting ASC 606	Cumulative effect from adopting ASC 842	January 1, 2018
Assets
Trade accounts receivable, net of allowance for doubtful receivables	$14,526	$(1,350)	$-	$13,176
Other current assets (includes deferred contract costs)	$12,279	$235	$185	$12,699

Liabilities
Accrued liabilities	$4,758	$(87)	$-	$4,671
Deferred Revenue	$865	$-	$868	$1,733

Stockholders’ Equity
Accumulated deficit	$(3,360,090)	$(1,028)	$(683)	$(3,361,801)

2.	Significant Accounting policies:
A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 1, 2019. There have been no material changes to these policies in the three-month period ended March 31, 2019, apart from the below:
Recent accounting pronouncements:
Financial Instruments: In June 2016, the FASB issued ASU No. 2016-13– Financial Instruments – Credit Losses (ASC 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. In November 2018, the FASB issued ASU 2018-19 – Codification Improvements to Topic 326, according to which the receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. For public entities, the amendments of both updates are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. The Company is in the process of assessing the impact of the provisions of this guidance on the Company’s consolidated financial position and performance.
Fair Value Measurement: In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (ASC 820) - Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement that eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. The guidance on fair value disclosures eliminates the following requirements for all entities: (i) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; (ii) the entity's policy for the timing of transfers between levels of the fair value hierarchy; and (iii) the entity's valuation processes for Level 3 fair value measurements. The following disclosure requirements were added to ASC 820 for public companies: (i) the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements of instruments held at the end of the reporting period and (ii) for recurring and nonrecurring Level 3 fair value measurements, the range and weighted average used to develop significant unobservable inputs and how the weighted average was calculated, with certain exceptions. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
2.	Significant Accounting policies - continued:
Fair Value Measurement - continued: The guidance makes the following modifications for public entities: (i) entities are required to provide information about the measurement uncertainty of Level 3 fair value measurements as of the reporting date rather than a point in the future (the FASB also deleted the word “sensitivity,” which it said had caused confusion about whether the disclosure is intended to convey changes in unobservable inputs at a point in the future) and (ii) entities that use the practical expedient to measure the fair value of certain investments at their net asset values are required to disclose (1) the timing of liquidation of an investee’s assets and (2) the date when redemption restrictions will lapse, but only if the investee has communicated this information to the entity or announced it publicly. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, although early adoption is permitted. The Company is in the process of assessing the impact of the provisions of this guidance on the Company’s fair value disclosures.
3.	Cash and Cash equivalents and restricted cash:
The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the balance sheet that sum to the total of the same such amounts shown in the statement of cash flows:

	December 31, 2018	March 31, 2019
Cash and cash equivalents	$141,851	$136,109
Restricted cash	20	20
Restricted cash, non-current	15,010	15,010
Total	$156,881	$151,139

Restricted cash includes (i) cash collateral required under the Company’s secured credit facilities, (ii) retention accounts that can only be used to fund the secured credit facilities’ installments coming due and (iii) minimum liquidity collateral requirements or minimum required cash deposits, as defined in the Company’s secured credit facilities and financing arrangements.
4.	Transactions with Related Parties:
The amounts included in the accompanying consolidated balance sheets and consolidated statements of operations are as follows:
	December 31, 2018	March 31, 2019
Balance Sheet
Due from related parties	$27,864	$27,046
Vessels, net	170,871	169,254
Due to related parties - current	(5,796)	(5,868)
Due to related parties – non-current (Note 10)	(66,690)	(65,282)
Accrued liabilities	$(304)	$(523)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
4.	Transactions with Related Parties - continued:
	Three-month period ended March 31,
Statement of Operations	2018	2019
Time charter revenues	$1,620	$4,720
Voyage expenses	(796)	(914)
Depreciation	-	(1,617)
General and administrative expenses	(6,022)	(4,496)
Interest and finance costs	$(2,585)	$(865)

(Per day and per quarter information in the note below is expressed in United States Dollars/Euros)
TMS Bulkers Ltd. - TMS Offshore Services Ltd. - TMS Tankers Ltd. – TMS Cardiff Gas Ltd. – TMS Dry Ltd. (together the “TMS Managers”): Effective January 1, 2017, the Company entered into agreements (the “TMS Agreements”) with TMS Bulkers Ltd. (“TMS Bulkers”) and TMS Offshore Services Ltd. (“TMS Offshore Services”) to streamline the services offered by TMS Bulkers under the management agreements with each of the Company’s drybulk vessel owning subsidiaries and by TMS Offshore Services, pursuant to the respective management agreements with the Company’s offshore support vessel owning subsidiaries. Effective January 1, 2017, the Company also entered into agreements with TMS Cardiff Gas Ltd. (”TMS Cardiff Gas”) and TMS Tankers Ltd. (“TMS Tankers”) regarding its acquired tanker and gas carrier vessels on similar terms as the TMS Agreements (Notes 6). On May 31, 2018, the Company supplemented the management services providers under the TMS Agreements to include TMS Dry Ltd. (“TMS Dry”), which is the manager of the Newcastlemax drybulk carriers, the Huahine, Conquistador, Pink Sands and Xanadu (Notes 6, 10). TMS Bulkers, TMS Offshore Services, TMS Cardiff Gas, TMS Tankers and TMS Dry are collectively referred to herein as the “TMS Managers”. The TMS Managers may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and Chief Executive Officer (“CEO”).
The TMS Agreements cover, among other things, executive management, commercial, accounting, reporting, financing, legal, manning, catering, information technology, attendance, insurance, technical and operations services.  The all-in base cost for providing these services is $1,643/day per vessel, which is a 33% reduction from prior levels, based on a minimum of 20 vessels, decreasing thereafter to $1,500/day per vessel.
The management fee is payable in equal monthly installments in advance and can be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. The TMS Agreements entitled the TMS Managers to an aggregate performance bonus for 2016 amounting to $6,000, as well as a one-time setup fee of $2,000.
Under the respective TMS Agreements, the TMS Managers are also entitled to (i) a discretionary performance fee (up to $20,000, in either cash or common stock, at the discretion of the Company’s board of directors), (ii) a commission of 1.25% on charter hire agreements that are arranged by the TMS Managers, (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company’s fleet that are arranged by the TMS Managers, (iv) a financing and advisory commission of 0.50% and (v) reimbursement of out of pocket and travel expenses. The TMS Agreements have terms of ten years.
Under the TMS Agreements, if the TMS Managers are requested to supervise the construction of a newbuilding vessel, in lieu of the management fee, the Company will pay the TMS Managers an upfront fee equal to 10% of the budgeted supervision cost. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate of Euro 500 (or $561 based on the Euro/U.S. Dollar exchange rate at March 31, 2019) per day.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
4.	Transactions with Related Parties - continued:
TMS Bulkers Ltd. - TMS Offshore Services Ltd. - TMS Tankers Ltd. – TMS Cardiff Gas Ltd. - TMS Dry Ltd. – continued: Further, in the event that the management agreements are terminated for any reason other than a default by TMS Managers or change of control of the vessel owning companies’ ownership, the Company is required to pay the management fee for a further period of three calendar months as from the date of termination. In the event of a change of control of the vessel owning companies’ ownership, the Company is required to pay TMS Managers a termination payment, representing an amount equal to the estimated remaining fees payable to TMS Managers under the term of the agreements, which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months. The Company may terminate the agreements for a convenience at any time for a fee of $50,000. Transactions with TMS Managers in Euros are settled on the basis of the average U.S. Dollar rate on the invoice date.
Cardiff Tankers Inc. – Cardiff Gas Ltd: Under certain charter agreements for the Company’s tankers and gas carrier vessels, Cardiff Tankers Inc. (“Cardiff Tankers”) and Cardiff Gas Ltd (“Cardiff Gas”), two Marshall Islands entities that may be deemed to be beneficially owned by the Company’s Chairman and CEO, Mr. George Economou, provide services related to the sourcing, negotiation and execution of charters, for which they are entitled to a 1.25% commission on charter hire earned by those vessels. Cardiff Gas provided the Company with such services until the disposal of its four VLGCs (Note 6).
George Economou: Mr. George Economou is the Company’s Chairman and CEO. Additionally, as of the date of this report, SPII Holdings Inc. (“SPII”), an entity that may be deemed to be beneficially owned by Mr. George Economou, beneficially owns 72,421,515 common shares of the Company, which is approximately 83.4% of the Company's outstanding common stock. Mr. George Economou therefore may be deemed to have control over the actions of the Company.
Other: On May 15, 2017, the Company entered into a purchase agreement with an entity that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for the purchase of all of the outstanding shares of the vessel owning company of the Suezmax newbuilding vessel Samsara. The transaction was approved by the independent members of the Company’s board of directors taking into account independent third-party broker charter free valuations certificates and the long-term employment on a fixed rate basis plus profit share, provided by the seller. The vessel was time chartered back to the seller and employed from May 24, 2017 under a five year time charter plus optional periods in charterer’s option at a base rate plus profit share. The charterer was also granted purchase options at the end of each firm period .
On May 31, 2018, the Company entered into two separate share purchase agreements with entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for the purchase of all of the outstanding shares of the vessel owning companies of the Newcastlemax drybulk carrier Huahine and the Suezmax tanker vessel Marfa, including their associated credit facilities, respectively. The transactions were approved by the independent members of the Company’s board of directors taking into account independent third-party broker charter free valuations certificates (Notes 6, 9).
On June 20, 2018, the Company entered into an index linked employment agreement for the Newcastlemax drybulk carrier Huahine with TMS Dry. Under the agreement, the Company could give 60-days advance termination notice and could then seek alternative or fixed rate employment. The transaction was approved by the independent members of the Company’s board of directors taking into account among other things the actual speed and consumption figures of the vessel, the terms of the proposed time charter party, fixtures of sister vessels the Company owns and general market activity. On July 30, 2018 and upon notice of termination, the employment agreement with TMS Dry was terminated.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
4.	Transactions with Related Parties - continued:
Other - continued: On November 19, 2018, the Company entered into a share purchase agreement with an entity that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for the purchase of all of the outstanding shares of the vessel owning company of the Aframax tanker vessel Botafogo, including its associated credit facility. The transaction was approved by the independent members of the Company’s board of directors taking into account independent third-party broker charter free valuations certificates (Notes 6, 9).
On November 19, 2018, the Company entered into three separate bareboat charter agreements for three Newcastlemax drybulk carriers, the Conquistador, Pink Sands and Xanadu, already mortgaged under secured credit facilities, with entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for an aggregate bareboat charterhire of $171,500. These vessels were already secured by mortgages under secured credit facilities that expire from April 2028 to February 2029, bear interest at LIBOR plus a margin and are repayable in quarterly installments with balloon payments at maturity.
The bareboat charterhire is payable as follows: (i) an amount of $99,875 in advance (advance bareboat charterhire), being the difference between the aggregate bareboat charterhire and the then outstanding balance of the aforementioned secured credit facilities, and (ii) an amount of $71,625 in quarterly installments equal to the respective installments of the aforementioned secured credit facilities, being the then outstanding balance of the relevant credit facilities, bearing the same interest (LIBOR plus margin) and balloon payments at maturity. As part of the agreements, there are purchase obligations for its vessel’s legal rights and titles and interests, upon payment of each balloon installment at each last repayment date.
On the same date, the Company entered into three separate index linked employment agreements for each of the aforementioned vessels with TMS Dry. Under the agreements, the Company can give 60-days advance termination notice and can then seek alternative or fixed rate employments. The transactions were approved by the independent members of the Company’s board of directors taking into account among other things (i) independent third-party broker charter free valuations certificates and (ii) the actual speed and consumption figures of each vessel, the terms of the proposed time charter parties, fixtures of sister vessels the Company owns and general market activity (Notes 6, 10, 11). The revenue recognized during the three-month period ended March 31, 2019 under those agreements amounted to $2,360.
On January 11, 2019, the Company entered into an index linked employment agreement for its 2014 built Newcastlemax drybulk carrier, the Marini, with TMS Dry. Under the charter, the gross rate is linked to the Baltic Capesize Index (BCI5TC) plus 16% and has an expected duration of 10 to 12 months. The transaction was approved by the independent members of the Company’s board of directors taking into account among other things the actual speed and consumption figures of the vessel, the terms of the proposed time charter party, fixtures of sister vessels the Company owns and general market activity.
Sierra Investments Inc.: On October 25, 2017, the Company entered into a secured loan facility (“Loan Facility Agreement”) with Sierra Investments Inc. (“Sierra”) to refinance the then outstanding debt under a revolving facility agreement (“Revolving Facility”) with Sierra dated May 23, 2017, amounting to a total of $73,841. The Loan Facility Agreement carried an interest rate of LIBOR plus 4.5%, was non-amortizing, had a tenor of five years, had no arrangement or commitment fee and was secured by four Company’s vessels, two tanker vessels (Samsara and Balla) and two drybulk carrier vessels (Judd and Castellani). Furthermore, it contained only one financial covenant, according to which the fair market values of mortgaged vessels should be at least 200% of the Loan Facility Agreement outstanding amount. No arrangement fees or otherwise were charged in connection with the refinancing. The transaction was approved by the independent members of the Company’s board of directors on the basis of a fairness opinion.
On February 1, 2018, the Company repaid in full the then outstanding balance of $73,841 under the Loan Facility Agreement with Sierra.
The weighted-average interest rate on the Loan Facility Agreement was 6.05% for the three-month period ended March 31, 2018.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
4.	Transactions with Related Parties - continued:
Heidmar: On August 29, 2017, following the closing of a private offering, the Company issued 12,000,000 common shares to SPII, an entity that may be deemed to be beneficially owned by Mr. George Economou, as a consideration for the purchase of the 100% issued and outstanding equity interests of Shipping Pool Investors Inc. (“SPI”), which directly held a 49% interest in Heidmar, a global tanker pool operator. SPI is a member of Heidmar, a Delaware limited liability company that directly owned 49% of the total issued equity interests of Heidmar. The Company’s investment in Heidmar was recorded at $34,000 upon the closing of the transaction (Notes 8, 11). As of March 31, 2019, the Company holds 49.8% interest in Heidmar.
5.	Other Current assets
The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31,
	December 31, 2018	March 31, 2019
Inventories	$10,907	$9,060
Insurance claims (Note 14)	1,856	1,907
Deferred contract costs (Note 15)	496	378
Other	499	225
Other current assets	$13,758	$11,569

6.	Vessels, net:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2018	$787,014	$(31,682)	$755,332
Depreciation	-	(7,337)	(7,337)
Balance, March 31, 2019	$787,014	$(39,019)	$747,995

On January 4, 2018, the Company paid the last installment, including related costs of $44,869 to Hyundai Samho Heavy Industries Co., Ltd. (“HHI”) using the $37,500 under the secured credit facility dated June 22, 2017 (Note 9) and cash on hand and took delivery of the then under construction VLGC, Mont Gelé. On January 11, 2018, the vessel commenced its time charter on fixed rate with ten years firm duration to an oil major company.
On April 27, 2018, the Company entered into a Memorandum of Agreement for the sale of its 2001 built Panamax drybulk carrier, the Maganari, to an unaffiliated buyer for total gross price of $9,700. The vessel was delivered to its new owner on May 24, 2018 and a gain of $5,109 was recognized in the consolidated statement of operations for the year ended December 31, 2018, included in “Impairment loss, (gain)/loss from sale of vessels and other”.
On May 31, 2018, the Company entered into two separate purchase agreements with entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for the purchase of all of the outstanding shares of the vessel owning companies of the Newcastlemax drybulk carrier the Huahine and the Suezmax tanker vessel the Marfa, including their associated outstanding credit facilities, for a gross purchase price of $38,500 and $55,333, respectively (Note 4). As part of the transactions, the Company paid an aggregate amount of $43,500 to the sellers, being the difference between the purchase price and the then outstanding balances of the respective credit facilities. The Company received the vessel owning companies’ shares on June 1 and June 8, 2018, respectively, and assumed an aggregate amount of $50,333 of credit facilities attached to these vessels (Note 9). An amount of $1,581 of the total amount paid, representing the excess of the carrying value of the assets of the vessel owning companies acquired over the purchase price paid, was classified as capital contribution in “Additional Paid-in Capital” as the acquisitions were accounted as transactions between entities under common control.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
6.	Vessels, net – continued:
On June 6, June 11, June 12 and June 27, 2018, the Company entered into four separate Memoranda of Agreement for the sale of its older Panamax drybulk carriers, the Bargara, Redondo, Mendocino and Marbella, respectively, to unaffiliated buyers for an aggregate price of $35,568.
The Company classified the aforementioned vessels as “held for sale” as of June 30, 2018, as all criteria required for their classification as “Vessels held for sale” were met, at their then carrying value as it was lower than their fair value less cost to sell. On July 18, July 24, August 14 and August 20, 2018, the vessels Redondo, Marbella, Bargara, and Mendocino were delivered to their new owners, respectively, and an aggregate gain of $18,192 was recognized in the consolidated statement of operations for the year ended December 31, 2018, included in “Impairment loss, (gain)/loss from sale of vessels and other”.
On July 4, 2018, the Company entered into four separate Memoranda of Agreement for the sale of its four VLGCs, including their existing time charter contracts, to unaffiliated buyers for an aggregate price of $304,000. On September 17, 2018, the Company entered into four separate addenda to the aforementioned Memoranda of Agreement, according to which the buyers were entitled to a fixed compensation of $15,000/day due to the delay on the vessels’ delivery until the earlier between the actual delivery dates and December 15, 2018.
The Company classified the aforementioned vessels as “held for sale” as of September 30, 2018, as all criteria required for their classification as “Vessels held for sale” were met, and an impairment loss of $7,279 was recognized in the consolidated statement of operations for the year ended December 31, 2018 and included in “Impairment loss, (gain)/loss from sale of vessels and other”, as a result of the reduction of the VLGCs’ carrying amount to their fair value less cost to sell (Note 11).
According to ASU 2014-08 “Presentation of Financial Statements and Property, Plant and Equipment”, the sale of the Company’s VLGCs did not represent a strategic shift hence no presentation of discontinued operations was required. On October 15, October 30 and November 5, 2018, the VLGCs Mont Gelé, Mont Fort, and Anderida and Aisling respectively, were delivered to their new owners and an aggregate loss of $282 was recognized in the consolidated statement of operations for the year ended December 31, 2018, included in “Impairment loss, (gain)/loss from sale of vessels and other”.
On August 2, 2018, the Company entered into a Memorandum of Agreement for the sale of its 2001 built Panamax drybulk carrier, the Capitola, to an unaffiliated buyer for total gross price of $7,580. The vessel was delivered to its new owner on August 17, 2018 and a gain of $3,639 was recognized in the consolidated statement of operations for the year ended December 31, 2018, included in “Impairment loss, (gain)/loss from sale of vessels and other”.
As of September 30, 2018, the impairment review performed indicated that six of the Company’s vessels (the offshore support vessels), with a carrying amount of $25,590, should be written down to their fair value as determined based on the valuations of the independent valuators, resulting in an impairment charge of $9,465, which was included in “Impairment loss, (gain)/loss from sale of vessels and other”, in the consolidated statement of operations for the year ended December 31, 2018 (Note 11).
On November 19, 2018, the Company entered into a share purchase agreement with an entity that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for the purchase of all of the outstanding shares of the vessel owning company of the Aframax tanker vessel, the Botafogo, including its associated then outstanding credit facility, for a purchase price of $27,000 (Note 4). As part of the transaction, the Company paid an aggregate amount of $18,071 to the seller, being the difference between the purchase price and the then outstanding balance of the respective credit facility. On December 14, 2018, the Company received the vessel owning company’s shares and assumed an amount of $8,929 of credit facility attached to that vessel (Note 9). An aggregate amount of $1,231 of the total amount paid, representing the excess of the carrying value of the assets of the vessel owning company acquired over the purchase price paid and the different accounting policy in regards to cut-off recognition of the then ongoing voyage charter ($267 and $964, respectively), was classified as capital distribution in “Additional Paid-in Capital” as the acquisition was accounted as a transaction between entities under common control.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
6.	Vessels, net - continued:
On November 19, 2018, the Company entered into three separate bareboat charter agreements for three Newcastlemax drybulk carriers, the Conquistador, Pink Sands and Xanadu, already mortgaged under secured credit facilities, with entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for an aggregate bareboat charterhire of $171,500. The bareboat charterhire is payable as follows: i) an amount of $99,875 in advance (advance bareboat charterhire), being the difference between the aggregate bareboat charterhire and the then outstanding balance of the aforementioned secured credit facilities, and ii) an amount of $71,625 in quarterly installments equal to the respective installments of the aforementioned secured credit facilities, being the then outstanding balance of relevant credit facilities, bearing the same interest (LIBOR plus margin) and balloon payments at maturities. As part of the agreements, there are purchase obligations upon payment of each balloon installment at each last repayment date.
On November 27, 2018 (commencement date), the Company paid the advance bareboat charterhire (Notes 4, 10).
In accordance with ASC 842, the Company (lessee) accounted for these leases (bareboat charter agreements) as finance leases (Note 10), recognizing these vessels as right-of-use assets in its consolidated balance sheet under “Vessels, net” depreciated over their remaining useful lives, as determined in accordance with Company’s depreciation policy for fixed assets.
More precisely, the Company recorded a right-of-use assets at the present value of the aggregate finance lease liability amounted to $171,500 (Notes 10, 11). No initial direct costs incurred by the Company.
As of December 31, 2018, the impairment review performed indicated that one of the Company’s tanker vessels, with a carrying amount of $26,666 should be written down to its fair value as determined based on the valuations of the independent valuators, resulting in an impairment charge of $291, which was included in “Impairment loss, (gain)/loss from sale of vessels and other”, in the consolidated statement of operations for the year ended December 31, 2018 (Note 11).
For the year ended December 31, 2018 an amount of $245 relating to capitalized expenses and an amount of $84 relating to capitalized interest were included in the “Vessels, net”, respectively.
7.	Other non-current assets:
The amounts included in the accompanying consolidated balance sheets are as follows:

	December 31, 2018	March 31, 2019
Other non-current assets	$4,088	$7,060
	$4,088	$7,060

As of December 31, 2018 and March 31, 2019, the amount of $4,088 and $7,060, respectively, relates to Company’s prepayments regarding improvements for its drybulk and tanker carrier vessels.
8.	Investment in an Affiliate:
-	Heidmar
On August 29, 2017, following the closing of a private offering, the Company issued 12,000,000 common shares to SPII, an entity that may be deemed to be beneficially owned by Mr. George Economou, as a consideration for the purchase of the 100% issued and outstanding equity interests of SPI, which directly held a 49% interest in Heidmar, a global tanker pool operator. SPI is a member of Heidmar, a Delaware limited liability company that directly owned 49% of the total issued equity interests of Heidmar. The fair value of the investment as of the acquisition date was $34,000 (Note 11).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
8.	Investment in an Affiliate - continued:
Since August 29, 2017, Heidmar has been considered an affiliated entity of the Company and qualifies as an equity method investment due to Company’s significant influence over Heidmar. The Company elected to account for the investment in Heidmar under the fair value option in order to mitigate volatility in income that would affect the measurement of the investment under the equity method and achieve operational simplifications. The Company’s investment in Heidmar was recorded at $34,000 upon the closing of the transaction. As of March 31, 2019, the Company holds a 49.8% interest in Heidmar.
As of December 31, 2018 and March 31, 2019, no change in the fair value of Company’s investment in Heidmar was identified. For the three-month period ended March 31, 2019, the fair value of Company’s investment in Heidmar was determined based on an acceptable valuation method performed in-house by the Company’s management, that combines (weights) the income and the market approach method and thus, no adjustment for the investment in Heidmar to its fair value was recognized in the accompanying unaudited interim condensed consolidated statement of operations for the three-month period ended March 31, 2019.
The Company, considering that Heidmar is not substantially similar with the peer group, assessed as appropriate the weighing between the two approaches used in the valuation to be 80% for the income approach and 20% for the market approach. Specifically, the income approach employed in the valuation exercise is based on the discounted cash flow model that incorporates inputs that are unobservable in the marketplace (Level 3 inputs). The inputs that were used in estimating Heidmar’s discounted cash flows include Heidmar’s weighted average cost of capital, projected charter rates based on the most recent ten year historical rates for similar vessels as adjusted for any outliers, annual increase in Heidmar’s historical wages-salaries and non-compensated general and administrative expenses, the expected number of vessels under management over the forecasted period, a long term growth factor, commission rates on projected charter rates and the number of employees as a ratio of the vessels historically managed per employee.
The market approach employed in the valuation exercise incorporates findings from utilizing adjusted data in an active marketplace for identical securities (Level 2 inputs). In particular, the market approach valuation method was based on peer group of companies which were considered fairly similar and comparable and was determined using multiples of Enterprise Value (“EV”) / EBITDA of those peer group companies. Furthermore, a 10% control premium was assumed in order to factor to the valuation the control/significant influence that exits in Heidmar’s equity value in comparison with minority shareholdings in peer group analysis. Finally based on market available empirical evidences and methods, a discount factor representing the lack of marketability due to Heidmar’s private status was used in estimating the total fair value of Heidmar’s equity.
The significant assumptions used in the fair value measurement of the Company’s investment in Heidmar are: (i) the discount factor due to lack of marketability (7.5%), (ii) the projected charter rates based on the most recent ten year historical rates for similar vessels as adjusted for any outliers, (iii) the long term growth factor (3.2%), (iv) the commission rates assumed over projected charter rates (2.8%), (v) the weighted average cost of capital (10.6%), (vi) the projected number of vessels under management over the forecasted period (average of 63 vessels) and (vii) the weighting between the two approaches (80% and 20% for the income and market approach, respectively)
A change of: (i) discount factor due to lack of marketability by 5% would result in a change of Company’s investment in Heidmar by $1,823, (ii) charter rates by 10% would result in an increase and decrease of Company’s investment in Heidmar by $7,096 and $6,908, respectively, (iii) long term growth factor by 1%, would result in an increase and decrease of Company’s investment in Heidmar by $1,823 and $1,389, respectively, (iv) commission rates by 0.5% would result in an increase and decrease of Company’s investment in Heidmar by $11,142 and $11,201, respectively, (v) weighted average cost of capital by 1% would result in an increase and decrease of Company’s investment in Heidmar by $2,472 and $1,894, respectively, (vi) the number of vessels under management by one per pool per year would result in an increase and decrease of Company’s investment in Heidmar by $6,563 and $6,545, respectively and (vii) weighting of market versus income approach by 10% would result in a change of Company’s investment in Heidmar by $488 (Note 11).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
9.	Long-term Debt:
The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31, 2018	March 31, 2019
Secured Credit Facilities - Drybulk Segment	$75,582	$73,610
Secured Credit Facilities - Tanker Segment	124,757	121,732
Secured financing arrangements - Drybulk Segment	91,937	90,350
Less: Deferred financing costs	(2,193)	(2,053)
Total debt	290,083	283,639
Less: Current portion	(38,795)	(45,456)
Long-term portion	$251,288	$238,183

Secured credit facilities
The Company’s secured credit facilities are payable in U.S. Dollars in quarterly installments with balloon payments due at maturity until March 2024. Interest rates on the outstanding credit facilities as of March 31, 2019 are based on LIBOR plus a margin.
On June 22, 2017, the Company’s wholly-owned subsidiaries entered into a secured credit facility of up to $150,000 to partially finance the construction costs relating to the four VLGCs, the Anderida, Aisling, Mont Fort and Mont Gelé. The facility bore interest at LIBOR plus a margin and was repayable in twenty-four quarterly installments and a balloon payment at maturity and was secured by first mortgage over the Company’s four VLGCs. As of December 31, 2017, the Company drew the whole amount of $150,000, related to the delivery of the four VLGCs. On October 15, October 30 and November 5, 2018, the VLGCs Mont Gelé, Mont Fort and Anderida, Aisling, respectively, were delivered to their new owners according to the terms of the Memoranda of Agreement dated July 4, 2018 (Note 6). Their outstanding credit facility balance total amounted to $137,820 and was fully repaid along with their associated costs.
On January 24, 2018, the Company’s wholly-owned subsidiaries entered into a secured credit facility of up to $90,000. The facility bears interest at LIBOR plus a margin, is repayable in twenty quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessels Shiraga, Samsara, Stamos and Balla. On January 26, 2018, the Company drew down the full amount of $90,000.
On January 29, 2018, the Company’s wholly-owned subsidiaries entered into a secured credit facility of up to $35,000. The facility bears interest at LIBOR plus a margin, is repayable in twenty-four quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessels Valadon, Matisse and Rapallo. On March 7, 2018, the Company drew down the full amount of $35,000.
On March 8, 2018, the Company’s wholly-owned subsidiaries entered into a secured credit facility of up to $30,000. The facility bears interest at LIBOR plus margin, is repayable in twenty-four quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessels Judd and Raraka. On March 13, 2018, the Company drew down the full amount of $30,000.
On June 1, 2018, the Company, as part of the acquisition of the vessel owning company of the Newcastlemax drybulk carrier Huahine (Notes 4, 6), assumed the outstanding secured credit facility of $16,500. The facility bears interest at LIBOR plus margin, is repayable in six quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessel Huahine (Note 6).
On June 8, 2018, the Company, as part of the acquisition of the vessel owning company of the Suezmax vessel Marfa (Notes 4, 6), assumed the outstanding secured credit facility of $33,833. The facility bears interest at LIBOR plus margin, is repayable in twenty-two quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessel Marfa (Note 6).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
9.	Long-term Debt - continued:
On December 14, 2018, the Company, as part of the acquisition of the vessel owning company of the Aframax tanker vessel Botafogo (Notes 4, 6), assumed the outstanding secured credit facility of $8,929. The facility bears interest at LIBOR plus margin, is repayable in five quarterly installments and a balloon payment at maturity, and is secured by first priority mortgage over the vessel Botafogo (Note 6).
Secured financing arrangements
On April 2, 2018, the Company’s wholly-owned subsidiary entered into a finance lease arrangement with a major Chinese leasing company for the Company’s Kamsarmax drybulk carrier, the Kelly, pursuant to a memorandum of agreement and a bareboat charter agreement. The financing provided for the transfer of the Kelly to the buyer for 50% of the agreed purchase price of $26,218 and at the same time chartered it back for a period of ten years (expiration in April 2028). The financing amount (charterhire) bears interest at LIBOR plus a margin, is repayable in forty quarterly installments, with a balloon payment at maturity and is secured by corporate guarantees. As part of the agreement, the Company has purchase options to reacquire the vessel during the bareboat charter period, with the first of such options exercisable on the first anniversary from the vessel's delivery date. There is also a purchase obligation upon payment of the balloon at the last repayment date. On April 13, 2018, the vessel was delivered and chartered back to the Company, and the Company also drew down the full financing amount of $13,109.
On May 4, 2018, five of the Company’s wholly-owned subsidiaries entered into five finance lease arrangements with a major Chinese leasing company for the Company’s drybulk carriers Nasaka, Morandi, Marini, Bacon and Castellani, pursuant to five memoranda of agreements and bareboat charter agreements. The financing provided for the transfer of the underlying vessels to the buyer for 50% of the aggregate purchase price of $164,000 and at the same time chartered it back for a period of eight years (expiration in May 2026). The aggregate financing amount (charterhire) bears interest at LIBOR plus a margin, is repayable in thirty-two quarterly installments, with balloon payments at maturity and is secured by corporate guarantees. As part of the agreements, the Company has purchase options to re-acquire each vessel during the bareboat charter period, with the first of such options exercisable on the first anniversary of each vessel’s delivery date. There are also purchase obligations upon payment of each balloon payment at each last repayment date. On May 15, 2018, the vessels were delivered and chartered back to the Company, and the Company also drew down the full aggregate financing amount of $82,000.
In accordance with ASC 842 and ASC 606-10, these transactions were accounted for as financing arrangements and not as transactions involving sale-leaseback, due to the repurchase obligation clauses included in the agreements. Therefore, the Company continued to recognize these vessels at their net book values on the consolidated balance sheet and also recognized (i) a financial liability for the financing amount drawn down on the accompanying consolidated balance sheet under “Long term debt, net of deferred finance costs” and (ii) the variable amount of consideration paid under “Interest and finance cost” in the accompanying consolidated statement of operations.
The aggregate available undrawn amount under the Company’s secured credit facilities and financing arrangements at December 31, 2018 and March 31, 2019 was $0. The weighted-average interest rates on the above outstanding secured credit facilities and financing arrangements were: 3.99% and 5.31% for the three-month periods ended March 31, 2018 and 2019, respectively.
The Company’s secured credit facilities are secured by mortgages over the Company’s vessels (Note 6), corporate guarantees, first priority assignments of all freights in excess of twelve months, earnings, insurances and requisition compensation. The Company’s financing arrangements are secured by corporate guarantees and first priority assignments of all freights, earnings, insurances and requisition compensation. The Company’s secured credit facilities and financing arrangements contain customary financial covenants that restrict, without the bank’s prior consent, changes in management and ownership of the vessels, the incurrence of additional indebtedness and mortgaging of vessels and changes in the general nature of the Company’s business.
Under the Company’s credit facilities and financing arrangements, Mr. Economou must generally continue to beneficially own at least 50% of either (i) the Company’s issued and outstanding share capital or (ii) the Company’s issued and outstanding voting share capital. In addition, the Company’s credit facilities and financing arrangements require the Company and its subsidiaries to satisfy certain financial covenants.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
9.	Long-term Debt - continued:
Depending on the credit facility or financing arrangement, these financial covenants require to maintain (i) minimum liquidity; (ii) a maximum leverage ratio; (iii) a minimum debt service cover ratio; (iv) a minimum market adjusted net worth; (v) a minimum solvency ratio and (vi) a minimum working capital level. Also, the credit facilities and financing arrangements, require to maintain specified financial ratios, mainly to ensure that the market value of the mortgaged vessels under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which is referred as a value maintenance clause or loan-to-value ratio. All of the Company’s credit facilities and financing arrangements also contain cross-acceleration or cross-default provisions that may be triggered by a default under one of the Company’s other credit facilities and financing arrangements. These covenants may limit the ability of certain of the Company’s subsidiaries to, among other things, without the relevant lenders’ or counterparties’ prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.
As of March 31, 2019, the Company was in compliance with the covenants regarding its secured credit facilities and financing arrangements.
Total interest incurred on long-term debt and amortization of debt issuance costs, including capitalized interest, for the three-month periods ended March 31, 2018 and 2019, amounted to $5,037 and $3,974, respectively. These amounts net of capitalized interest are included in “Interest and finance costs” in the accompanying consolidated statement of operations.
The annual principal payments required to be made after March 31, 2019, for credit facilities and financing arrangements including balloon payments, totaling $285,692 are as follows:
Due through March 31, 2020	$45,980
Due through March 31, 2021	22,908
Due through March 31, 2022	22,908
Due through March 31, 2023	71,208
Due through March 31, 2024	64,062
Thereafter	58,626
Total principal payments	285,692
Less: Financing fees	(2,053)
Total debt	$283,639

The Loan Facility Agreement with Sierra is discussed in Note 4 herein.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
10.	Finance lease liability (Due to related parties):
March 31, 2019
Conquistador bareboat charter	$24,128
Pink Sands bareboat charter	23,193
Xanadu bareboat charter	23,557
Total finance lease liability	70,878
Less: Current portion	(5,596)
Long-term portion	$65,282

On November 19, 2018, the Company entered into three separate bareboat charter agreements for three Newcastlemax drybulk carriers, the Conquistador, Pink Sands and Xanadu, already mortgaged under secured credit facilities, with entities that may be deemed to be beneficially owned by Mr. George Economou, the Company’s Chairman and CEO, for an aggregate bareboat charterhire of $171,500.
The bareboat charterhire is payable as follows: i) an amount of $99,875 in advance (advance bareboat charterhire), calculated as the difference between the aggregate bareboat charterhire and the outstanding balance of the secured credit facilities at the time of the agreements conclusion, and ii) an aggregate amount of $71,625 in quarterly installments, bearing interest (LIBOR plus margin) and having also balloon payments at maturity. As part of the agreements and upon payment of each balloon installment at the final repayment date, the Company has the obligation to purchase the vessels. On November 27, 2018 (commencement date), the vessels were bareboat chartered to the Company upon payment of the advance bareboat charterhire amounts. The transactions were approved by the independent members of the Company’s board of directors taking into account among other things i) independent third-party brokers’ charter free valuations certificates and ii) the actual speed and consumption figures of each vessel, the terms of the proposed time charter parties, fixtures of sister vessels the Company owns and general market activity, respectively (Notes 4, 6, 11).
The Company treats the aforementioned bareboat charter agreements (leases) in accordance with the new lease accounting standard (ASC 842). In accordance with ASC 842, the Company (lessee) classified the leases as finance leases due to the purchase obligation clauses included in the agreements. With regards to these contracts initial recognition the Company recognized (i) the vessels as right-of-use assets in its consolidated balance sheet under “Vessels, net” and is depreciating them over their remaining useful lives, as determined in accordance with Company’s depreciation policy for fixed assets and (ii) a finance lease liability being reduced by the lease payments and increased by period’s finance lease cost.
More precisely, the Company recorded i) an aggregate finance lease liability amounted to $171,500 being the present value of the aggregate future finance lease liability, as determined using the lessor’s implicit rate (4.98%) to the lease and ii) a right-of-use for the vessels at the same amount. No initial direct costs were incurred by the Company. The aggregate future finance lease liability, consisted of i) the advance bareboat charterhire, ii) the fixed quarterly installments and iii) the expected future interest payments, as determined on commencement date (4.91% - LIBOR at commencement date plus margin).
The weighted average remaining term of the Company’s outstanding finance lease obligations was 9.7 and 9.5 years as of December 31, 2018 and March 31, 2019, respectively. As of March 31, 2019, the Company repaid the finance lease installments amounted to $1,951, resulting in a total gain of $9, with regards to the variable lease consideration that was not included in the finance lease liability, and included under “Interest and finance cost” in its accompanying unaudited interim condensed consolidated statement of operations for the three-month period ended March 31, 2019 (refer also to table below). The Company recognized finance lease interest expense amounted to $874 in its accompanying interim condensed consolidated statement of operations for the three-month period ended March 31, 2019, included in “Interest and finance cost” (Note 16). The Company recognized depreciation expense of the right-of-use assets amounted to $1,617 in its accompanying unaudited interim condensed consolidated statement of operations for the three-month period ended March 31 2019, included in “Depreciation” (Note 4).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
10.	Finance lease liability (Due to related parties) - continued:
The table below presents the movement of finance lease liabilities up to March 31, 2019:
Finance lease liability	December 31, 2018	Repayments	(Gain)/Loss on repayment	Finance lease interest expense	March 31, 2019
Conquistador bareboat charter	$24,491	$(664)	$4	$297	$24,128
Pink Sands bareboat charter	23,511	(595)	(8)	285	23,193
Xanadu bareboat charter	23,962	(692)	(5)	292	23,557
	$71,964	$(1,951)	$(9)	$874	$70,878

11.	Financial Instruments and Fair Value Measurements:
On September 27, 2018, the Company invested $5,000 in a 9.50% Senior Unsecured Callable Corporate Bond (“9.5% Corporate Bond”) with a five year maturity. The Company classified its investment as non-current available for sale debt securities measured at fair value through other comprehensive income/(loss). As of December 31, 2018, the fair value of Company’s investment in the 9.5% Corporate Bond amounted to $4,961, resulting in an unrealized loss of $39 and included in the consolidated statement of comprehensive income for the year ended December 31, 2018. On March 27, 2019 the Company received its 9.5% semi-annual coupon amounted to $238. As of March 31, 2019, the fair value of Company’s investment in the 9.5% Corporate Bond amounted to $4,893, resulting in an unrealized loss of $68 and included in the accompanying unaudited interim condensed consolidated statement of comprehensive income  for the three-month period ended March 31, 2019.
The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, accounts payable, other current assets, and liabilities and due to/due from related parties reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The carrying value approximates the fair market value for the floating rate credit facilities and financing arrangements. The fair value of the investment in Heidmar was determined based on a valuation method that combines (weights) the income and the market approach using inputs that are unobservable in the marketplace (Level 3 inputs) and utilizing adjusted data in an active marketplace for identical securities (Level 2 inputs), respectively.
For fair value measurements categorized within Level 3 of the fair value hierarchy, the Company has in place its valuation policies and procedures regarding the development and determination of the inputs categorized within Level 3 hierarchy. The fair value calculations are the Company’s responsibility and are approved by the Company’s management.
Any changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed and assessed each period based on changes in estimates or assumptions used by the Company’s management for accuracy and reasonability, and recorded as appropriate. The significant assumptions and valuation methods that the Company used to determine the initial fair value and any subsequent change in the fair value of the Company’s investment in Heidmar are discussed below and in Note 8.
On March 31, 2019, based on the valuation method that combines (weights) the income and the market approach using inputs that are unobservable in the marketplace (Level 3 inputs) and utilizing adjusted data in an active marketplace for identical securities (Level 2 inputs), no change in the fair value of the Company’s investment in Heidmar was identified and thus no adjustment in the fair value of the Company’s investment in Heidmar was recorded in the accompanying unaudited interim condensed consolidated statement of operations for the three-month period March 31, 2019 (Note 8).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
11.	Financial Instruments and Fair Value Measurements - continued:
The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of March 31, 2019.
	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Investment in affiliate – Heidmar (Note 8)	$-	$-	$34,000
Investment in available for sale debt securities	4,893	-	-
Total	$4,893	$-	$34,000

The following table presents information with respect to gain and loss on available for sale debt securities reflected in the Statement of Comprehensive Income as of March 31, 2019:
Amount
Available for sale debt securities:
Loss recognized in Accumulated Other Comprehensive Income	$(306)
Income reclassified from Accumulated Other Comprehensive Income into Interest and finance cost	238
Total loss recognized in Accumulated Other Comprehensive Income	$(68)

Upon held for sale classification measurement at fair value less cost to sell in relation to the four VLGCs sold during the fourth quarter of 2018, an amount of $7,279 was included in “Impairment loss, (gain)/loss from sale of vessels and other” in the consolidated statement of operations for the year ended December 31, 2018 (Note 6).
The impairment review performed for the nine-month period ended September 30, 2018, indicated that six of the Company’s vessels (the offshore support vessels), with a carrying amount of $25,590 should be written down to their fair value as determined based on independent valuations, resulting in an impairment charge of $9,465, which was included in “Impairment loss, (gain)/loss from sale of vessels and other” in the consolidated statement of operations for the year ended December 31, 2018 (Note 6).
The impairment review performed for the year ended December 31, 2018, indicated that one of the Company’s tanker vessels, with a carrying amount of $26,666 should be written down to its fair value as determined based on independent valuations, resulting in an impairment charge of $291, which was included in “Impairment loss, (gain)/loss from sale of vessels and other” in the consolidated statement of operations for the year ended December 31, 2018 (Note 6).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
12.	Common Stock and Additional Paid-in Capital:
Treasury stock
On February 6, 2018, the Company’s board of directors approved a stock repurchase program under which the Company was authorized to repurchase up to $50,000 of its outstanding common shares for a period of 12 months (the “Repurchase Program”). The Company may repurchase shares in privately negotiated or open-market purchases in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. As of March 31, 2018, the Company had repurchased 2,816,445 shares of its common stock for an aggregate amount of $11,282 including fees. On October 5, 2018, the Company completed in full its Repurchase Program. Under the Repurchase Program, the Company repurchased a total of 10,864,227 shares of its common stock for an aggregate amount of $50,217 including fees.
On October 29, 2018, the Company’s board of directors authorized a new stock repurchase program, under which the Company may repurchase up to $50,000 of its outstanding common shares for a period of 12 months (the “New Repurchase Program”). The Company may repurchase shares in privately negotiated or open-market purchases in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended.
As of December 31, 2018 and under both repurchase programs, the Company had repurchased a total of 17,042,680 shares of its common stock for a gross consideration of $85,378 including fees. As of January 7, 2019, the Company repurchased an additional 345,401 shares of its common stock for an aggregate amount of $2,120, including fees. As of December 31, 2018 and March 31, 2019, the number of shares of the Company's common stock outstanding was 87,232,028 and 86,886,627, respectively.
The Company elected to account for the repurchased and held shares under the cost method, with the aggregate cost of shares repurchased amounted to $85,378 and $87,498 to be recognized under the “Treasury stock” in the accompanying consolidated balance sheets as of December 31, 2018 and March 31, 2019, respectively. As of May 15, 2019, the outstanding number of shares of the Company's common stock was 86,886,627.
Dividends
On February 27, 2017, the Company’s board of directors decided to initiate a new dividend policy under which the Company expected to pay a regular fixed quarterly cash dividend of an aggregate of $2,500 to the holders of common stock. In addition, at its discretion, the board may decide to pay additional amounts as dividends each quarter depending on market conditions and the Company’s financial performance, over and above the fixed amount.
On February 6, 2018, the Company’s board of directors declared a quarterly dividend of an aggregate of $2,500 with respect to the quarter ended December 31, 2017 to the shareholders of record as of February 20, 2018. The dividend was paid on March 6, 2018.
On May 7, 2018, the Company’s board of directors declared a quarterly dividend of an aggregate of $2,500 with respect to the quarter ended March 31, 2018 to the shareholders of record as of May 25, 2018. The dividend was paid on June 8, 2018.
On July 30, 2018, the Company’s board of directors decided to suspend the Company’s previously announced cash dividend policy until further notice. As previously noted, the dividend policy is subject to the discretion of the Company’s board of directors and may be suspended or amended at any time without prior notice.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
13.	Equity incentive plan:
On January 16, 2008, the Company’s board of directors approved the 2008 Equity Incentive Plan (the “Plan”). Under the Plan, officers, key employees and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. On January 25, 2010, the Company’s board of directors amended the 2008 Equity Incentive Plan to provide that a total of 21,834,055 common shares be reserved for issuance. The Plan expired on January 16, 2018 in accordance with its terms.
As of December 31, 2018, all the share-based compensation arrangements had vested in full. As of March 31, 2018 and 2019, an amount of $173 and $0, representing the stock based compensation expense was recorded in “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations, respectively.
14.	Commitment and contingencies:
14.1	Legal proceedings
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.
The Company has obtained hull and machinery insurance for the assessed market value of the Company’s fleet and protection and indemnity insurance. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.
As part of the normal course of operations, the Company’s customers may disagree on amounts due to us under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.
On July 4, 2017, the Company announced that it and Mr. Economou had been named as defendants in a lawsuit filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017-131) by Michael Sammons alleging, in relevant part, breaches of fiduciary duty, unjust enrichment, and conflict of interest.
The Company and Mr. Economou subsequently filed motions to dismiss. The Court finally determined those motions on February 26, 2018. Plaintiff filed a motion for voluntary dismissal without prejudice and the Court issued acknowledgement of voluntary dismissal without prejudice on March 8, 2018. Plaintiffs filed a new action in the U.S. District Court for the Western District of Texas on February 27, 2018, styled as Sammons v. Economou, No. 5:18-cv-00194 (W.D. Tex.) alleging breaches of fiduciary duty and violations of Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On March 14, 2018, Defendants moved for an order requiring Plaintiffs to pay Defendants' costs incurred in the prior action, and for a stay pending payment of costs. On April 22, 2018, plaintiffs filed a first amended complaint propounding additional allegations for constructive or common law fraud or violation of Section 9 of the Securities Exchange Act of 1934. On October 10, 2018, the magistrate judge issued a report and recommendation, recommending that the Court grant Defendants' motion for costs in part, and that the Court stay further proceedings pending Plaintiffs' satisfaction of the cost award.
On October 31, 2018, over the Plaintiff’s objection, the Court adopted the magistrate’s report and recommendation, granted defendants’ motion for costs and for stay pending payment of costs in part, and ordered that the case be stayed until plaintiffs satisfy the cost award.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
14.	Commitment and contingencies – continued:
14.1	Legal proceedings – continued:
The case was administratively closed by order dated October 31, 2018. Plaintiffs filed a notice of appeal of the district court’s order to the Fifth Circuit Court of Appeals on October 31, 2018 and filed their opening brief in that appeal on December 28, 2018.  Defendants-appellees filed their brief in opposition on January 28, 2019, and Plaintiffs-appellants served their reply brief on or about the same day. On February 11, 2019, the Court docketed Plaintiffs-appellants’ motion for leave to file a substitute reply brief. On February 12, 2019, Defendants-appellees filed their response, and the court denied Plaintiffs-appellants’ motion on the same day. The appeal is now fully briefed. The Company and Mr. Economou believe that the complaint is without merit and intend to contest the allegations in the Texas action.
On August 2, 2017, a putative class action complaint was filed in the United States District Court for the Eastern District of New York (No. 17-cv-04547) by Herbert Silverberg on behalf of himself and all others similarly situated against, among others, the Company and two of its executive officers. The complaint alleges that the Company and two of its executive officers violated Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. An amended complaint was filed by the putative lead plaintiff on September 21, 2018 in accordance with the schedule set by the Court, adding a Section 20A claim against all defendants, and a Section 20(a) claim against one of the Company’s directors named as an additional defendant (collectively with the Company’s executive officers named in the complaint, the “DryShips Individual Defendants”). On October 26, 2018, the Company served a motion to dismiss.  On December 14, 2018, the Company filed the fully-briefed motion to dismiss and opposition papers.  On November 30, 2018, putative lead plaintiffs served a motion to strike extraneous documents attached to our motion to dismiss filings.  The putative lead plaintiffs filed the fully-briefed motion papers on December 26, 2018. On April 12, 2019, the Lead Plaintiffs filed a letter requesting permission to serve the DryShips Individual Defendants by alternate means. On April 18, 2019, the Court so-ordered a stipulation whereby counsel for the DryShips Individual Defendants agreed to accept service, and the DryShips Individual Defendants will file their motion to dismiss by May 31, 2019. Lead Plaintiffs will have until June 28, 2019 to file their response, and the DryShips Individual Defendants will file their reply by July 12, 2019. The Court has scheduled a status conference for May 29, 2019. The Company and its management believe that the complaint is without merit and plan to vigorously defend themselves against the allegations.
On August 31, 2017, a complaint was filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017-198) by certain Ocean Rig creditors against, among others, the Company and two of its executive officers (who are currently directors) and TMS Offshore Services. The complaint purports to allege nine causes of action, including claims for avoidance and recovery of actual and/or constructive fraudulent conveyances under common law or 6 Del. Code §§ 1304(A)(1), 1305, 1307, and 1308; aiding and abetting fraudulent conveyances; and declaratory judgment under 30 MIRC § 202. The Company (and all other defendants) moved to dismiss the case on October 31, 2017. Following briefing and oral argument, by order dated September 27, 2018, the Court granted Defendants' Joint Motion to Dismiss Complaint, and Defendants George Economou and Antonios Kandylidis' Motion to Dismiss, dismissing the case in its entirety without leave to replead. On or about October 24, 2018, Plaintiffs filed a notice of appeal to the Marshall Islands Supreme Court. The plaintiff-appellant’s opening brief was filed on March 6, 2019, with the defendant-appellee’s opposition brief due to be filed on May 15, 2019 and the plaintiff-appellant’s reply brief due to be filed on June 17, 2019. Oral argument is currently scheduled for August 16, 2019.  The Company and its management believe that the complaint is without merit and plan to vigorously defend themselves against the allegations.
Ocean Rig has funded a preserved claims trust, or PCT. The PCT was established to preserve, for the benefit of scheme creditors, any causes of action held by Ocean Rig, Agon Shipping Inc. and/or Ocean Rig Investments Inc. arising from the facts and circumstances identified in the draft complaint prepared by certain of Ocean Rig's creditors referenced above, and certain other claims. If the trustees under the PCT determine that there is merit to any such claims, the trustees may take legal action for the benefit of all the scheme creditors in the restructuring.
The Company and certain of its officers and directors have received subpoenas from the SEC requesting certain documents and information from the Company in connection with offerings made by the Company between June 2016 and August 2017. The Company is providing the requested information to the SEC and continues to respond to the ongoing requests from the SEC.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
14.	Commitment and contingencies – continued:
14.1	Legal proceedings – continued:
Other than the cases mentioned above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.
14.2	Contractual charter revenue
Future minimum contractual charter revenue, based on vessels committed to non-cancelable, time charter contracts as of March 31, 2019, amounts to $14,319 for the twelve months ending March 31, 2020, $6,488 for the twelve months ending March 31, 2021, $6,488 for the twelve months ending March 31, 2022, $942 for the twelve months ending March 31, 2023 and $0 for the twelve months ending March 31, 2024 and after. These amounts do not include any assumed off-hire.
14.3	Contractual finance lease liability
As part of the three bareboat charter agreements (Notes 4, 10), the Company also provided a guarantee contained into the three bareboat charter agreements pursuant to the terms of which the Company guarantees the obligations arising in respect of the hull cover ratio covenant under the existing secured credit facilities of the vessels Conquistador, Pink Sands and Xanadu, expiring from April 2028 to February 2029 and amounted to $91,458 as March 31, 2019 (Note 10). The following table summarizes Company’s contractual finance lease obligations as of March 31, 2019:
Due through March 31, 2020	$8,940
Due through March 31, 2021	8,672
Due through March 31, 2022	8,387
Due through March 31, 2023	8,111
Due through March 31, 2024	7,835
Thereafter	49,513
Total contractual obligation	$91,458

15.	Revenue
Revenue Recognition
The following table disaggregates the Company’s revenue by type of contract (voyage charter or time charter) and per reportable segments:
	Drybulk segment		Tanker segment		Gas carrier segment		Consolidated
	Three-month period ended March 31,		Three-month period ended March 31,		Three-month period ended March 31,		Three-month period ended March 31,
	2018	2019	2018	2019	2018	2019	2018	2019
Voyage charter revenues	$694	$-	$9,537	$22,249	$-	$-	$10,231	$22,249
Time charter revenues	22,582	19,211	1,620	1,620	10,293	-	34,495	20,831
Total Revenues	$23,276	$19,211	$11,157	$23,869	$10,293	$-	$44,726	$43,080

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
15.	Revenue – continued:
Trade Accounts Receivable and Contract Balances
Accounts receivable are recorded when the right to consideration becomes unconditional. The increase/(decrease) of accounts receivables were in general due to normal timing differences between the Company’s performance and the customers’ payments.
The Company capitalizes any voyage expenses as deferred contract costs incurred during the period between the later of the charter party date or the last discharge and the delivery or the loading date depending on the type of contract (time and voyage charter agreements, respectively). These contract assets are amortized over the duration of the charter or voyage period on a straight line basis and are included in “Voyage expenses”. As of March 31, 2019, deferred contract costs consists of unamortized bunker expenses and port dues of ongoing time and voyage charter agreements. The Company records deferred revenues (contract liabilities) mainly when cash payments are received in advance of its performance, including amounts which are refundable.
During the three-month periods ended March 31, 2018 and 2019, the Company recognized as revenues the total amount of deferred revenues outstanding as of December 31, 2017 and 2018, respectively, amounting to $865 and $1,776, respectively. As of March 31, 2019, deferred revenue consists mainly of one-month cash advances relating to ongoing time charter agreements and unamortized capitalized ballast bonuses. The Company’s trade accounts receivable, deferred contract costs and contract liabilities consist of the following:

	December 31, 2018	March 31, 2019
Trade Accounts Receivable, net of allowance for doubtful receivables	$13,713	$17,030
Deferred Contract Costs (Note 5)	496	378
Deferred Revenue	$1,776	$491

Practical Expedients and Exemptions

The Company generally expenses commissions when incurred because the amortization period would have been one year or less. These costs are recorded within voyage expenses. The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less, in accordance with the optional exception in ASC 606. The Company does not separately disclose the lease and non-lease component, in accordance with the ASC 842 practical expedient.
16.	Interest and Finance Costs:
The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:
	Three-month period ended March 31,
	2018	2019
Interest incurred on long-term debt	$2,194	$3,834
Interest on finance lease liability	-	865
Interest received from available for sale debt securities	-	(238)
Interest, amortization and write off of financing fees on loan from related party	2,595	-
Amortization of financing fees and other fees	248	140
Commissions, commitment fees and other financial expenses	103	42
Capitalized interest and finance costs	(84)	-
Total	$5,056	$4,643

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
17.	Segment information:
The Company currently has three reportable segments from which it derived its revenues: drybulk, offshore support and tanker segments. The Company also had a gas carrier segment through the acquisition of four VLGCs during 2017 which vessels were disposed to unaffiliated buyers during the fourth quarter of 2018 (Note 6). The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The drybulk business segment consists of transportation and handling of drybulk cargoes through ownership and trading of vessels. The offshore support business segment consists of offshore support services to the global offshore energy industry through the operation of a diversified fleet of offshore support vessels. The tanker business segment consists of vessels for the transportation of crude and refined petroleum cargoes. The gas carrier segment consisted of vessels for the transportation of liquefied petroleum gas.
The tables below present information about the Company’s reportable segments as of December 31, 2018 and March 31, 2019 and for the three-month periods ended March 31, 2018 and 2019. The column “Other” in the below table relates to the Company’s investment in Heidmar (Notes 4, 8). The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s consolidated financial statements. The Company allocates general and administrative expenses of the parent company to its subsidiaries on a pro rata basis. The Company also measures segment performance based on net income.
Summarized financial information concerning each of the Company’s reportable segments is as follows:
	Drybulk segment		Offshore support segment		Tanker segment		Gas Carrier segment		Other		Total
	Three-month period ended March 31,		Three-month period ended March 31,		Three-month period ended March 31,		Three-month period ended March 31,		Three-month period ended March 31,		Three-month period ended March 31,
	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019
Revenues from external customers	$23,276	$19,211	$-	$-	$11,157	$23,869	$10,293	$-	$-	$-	$44,726	$43,080
Income taxes	-	-	-	(1)	-	-	-	-	-	-	-	(1)
Net income/(loss)	$75	$(2,887)	$(1,728)	$(1,692)	$534	$6,174	$2,345	$(144)	$-	$-	$1,226	$1,451

	Drybulk segment		Offshore support segment		Tanker segment		Gas Carrier segment		Other		Total
	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019
Total assets	$663,235	$653,603	$17,771	$18,277	$296,256	$295,435	$43	$24	$34,000	$34,000	$1,011,305	$1,001,339

As of December 31, 2018 and March 31, 2019, all of the Company’s offshore support vessels were laid up.
The Company’s drybulk, tanker and gas carrier vessels until their disposal dates, operate on many trade routes throughout the world, and, therefore, the provision of geographic information is considered impractical by management.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
18.	Earnings per share:
	Three-month period ended March 31,
	2018			2019
	Income (numerator)	Weighted-average number of outstanding share (denominator)	Amount per share	Income (numerator)	Weighted-average number of outstanding shares (denominator)	Amount per share
Net income	$1,226	-	$-	$1,451	-	$-
Basic and diluted EPS
Income available to common stockholders	$1,226	103,682,222	$0.01	$1,451	86,899,873	$0.02

For the three-month period ended March 31, 2018 and 2019, there are no available securities to be issued, thus, basic and diluted earnings per share are the same.
19.	Income Taxes:
None of the countries of incorporation of the Company and its subsidiaries impose a tax on international shipping income earned by a “non-resident” corporation thereof. Under the laws of the Republic of the Marshall Islands, the country in which Dryships and the drybulk, offshore support and tanker vessels owned by subsidiaries of the Company are registered, the Company’s subsidiaries (and their vessels) are subject to registration fees and tonnage taxes, as applicable, which have been included in Vessels’ operating expenses in the accompanying consolidated statements of operations.
Pursuant to Section 883 of the United States Internal Revenue Code (the “Code”) and the regulations there under, a foreign corporation engaged in the international operation of ships is generally exempt from U.S. federal income tax on its U.S.-source shipping income if the foreign corporation meets both of the following requirements: (a) the foreign corporation is organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States for the types of shipping income (e.g., voyage, time, bareboat charter) earned by the foreign corporation and (b) more than 50% of the value of the foreign corporation’s stock is owned, directly or indirectly, by individuals who are “residents” of the foreign corporation’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (the “50% Ownership Test”). For purposes of the 50% Ownership Test, stock owned in a foreign corporation by a foreign corporation whose stock is “primarily and regularly traded on an established securities market” in the United States (the “Publicly-Traded Test”) will be treated as owned by individuals who are “residents” in the country of organization of the foreign corporation that satisfies the Publicly-Traded Test.
The Republic of the Marshall Islands, the jurisdiction where the Company and its ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to United States corporations with respect to each type of shipping income earned by the Company’s ship-owning subsidiaries. Therefore, the ship-owning subsidiaries may be eligible to qualify for exemption from United States federal income taxation with respect to U.S. source shipping income if such companies satisfy certain ownership and documentation requirements under applicable U.S. federal income tax law and regulations. The ship-owning subsidiaries will be deemed to satisfy these certain requirements if the Company is able to satisfy such requirements.
The Company satisfied the Publicly-Traded Test for its 2018 Taxable Year and, therefore, 100% of the stock of its Republic of the Marshall Islands ship-owning subsidiaries was treated as owned by individuals “resident” in the Republic of the Marshall Islands. The Company believes that it will satisfy the Publicly-Traded Test for its 2019 Taxable Year and each of the Company’s Republic of the Marshall Islands ship-owning subsidiaries will be entitled to exemption from U.S. federal income tax in respect of their U.S. source shipping income.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2019
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
20.	Subsequent events:
20.1 On May 3, 2019, the Company agreed to acquire from an entity that may be deemed to be beneficially owned by the Company’s Chairman and CEO, Mr. George Economou, one Newcastlemax drybulk carrier built in 2017, for a purchase price of approximately $50,000. The purchase price was based on the average fair market value of the vessel, as determined by independent third party broker valuations, and the transaction was unanimously approved by the board of the Company and a special committee of independent and disinterested directors. The transaction is expected to close by May 31, 2019.
The purchase includes existing financing in place and will be effected by way of a long-term bareboat charter party with purchase obligation. The vessel is expected to be delivered to the Company in the second quarter of 2019 and in connection with the transaction, an entity that may be deemed to be beneficially owned by Mr. George Economou, has also agreed to time charter the vessel on an index-linked time charter of flexible duration, with the option for the Company to convert this index-linked time charter to fixed rate charter.
TMS Dry has agreed to manage the vessel on the same terms that it manages other Company’s vessels but will forgo all commissions effective under the respective management agreement in connection with the aforementioned vessel purchase.
20.2 As of May 15, 2019, the Company has not repurchased any additional shares of its common stock since its last update. Under the previously announced new stock repurchase program, the Company may repurchase up to $12,850 of its outstanding common shares by October 29, 2019.
20.3 On May 15, 2019, the Company’s board of directors resolved that the Company’s 2019 Annual General Meeting of Shareholders (the “Annual Meeting”) be held at the offices of DryShips Management Services Inc. located at 109 Kifisias Avenue & Sina Street, GR 151 24, Marousi, Athens, Greece on Monday, July 22, 2019 at 4:00 p.m., local time. The Company’s board of directors fixed the close of business on Monday, June 10, 2019 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournments or postponements thereof. Formal notice of the Annual Meeting and the Company’s proxy statement are expected to be sent to shareholders on or before Monday, July 1, 2019.